SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/Amendment

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2008

SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F v            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes            No___v___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Amendment of Form 6-K filed on February 14, 2008.

The following amends and supersedes the exhibit 99.1 of our Form 6-K filed on February 14, 2008. The amendment was made to correct the suggested office term of Mr. Sang Hoon Shin, one of our director candidates. The office term has been corrected from 1 year to 3 years.

Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2007

On February 14, 2008, the board of directors of Shinhan Financial Group made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2007 as follows:

1. Date and Time: March 19, 2008, 10 A.M., Seoul time.

2. Venue: Auditorium, 20th floor / Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2007 (January 1, 2007 ~ December 31, 2007)

2)	Revision of Articles of Incorporation

3)	Appointment of directors (13 directors)

4) Appointment of Audit Committee members (4 members)
5) Approval of director remuneration limit
6) Approval of stock option grant to the executives, division heads, directors and employees of Shinhan Financial Group and its Subsidiaries

Cash Dividends

On February 14, 2008, the board of directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2007, subject to the shareholders’ approval on March 19, 2008.

Total Dividend Amount

1) Dividend Amount for Common Stock : KRW 356,579,628,300

(KRW 900 per share, 18% of par value)

2) Dividend Amount for Preferred Stock : KRW 263,862,056,767

3) Total Dividend Amount : KRW 620,441,685,067

• The dividend must be approved at the annual general shareholders’ meeting scheduled on March 19, 2008.

Appointment of Directors

The following is the list of director candidates. The appointment of directors must be approved by the general shareholders’ meeting.

Candidate Name	Term	New Appointment	Outside Director
Sang Hoon Shin	3 years	-	-
Sung Bin Chun	1 year	—	O

Pyung Joo Kim	1 year	—	O

Young Woo Kim	1 year	—	O

Haeng Nam Chung	1 year	—	O

Young Hoon Choi	1 year	—	O

Si Jong Kim	1 year	—	O

Shee Yul Ryoo	1 year	—	O

Byung Hun Park	1 year	—	O

Yong Woong Yang	1 year	—	O

Philippe Reynieix	1 year	—	O

Young Sup Huh	1 year	O	—

Bong Youn Cho	1 year	O	-

Appointment of Audit Committee Members

Among the nominated outside director candidates, Sung Bin Chun, Young Woo Kim, Young Sup Huh, Bong Youn Cho were recommended as candidates of audit committee members for 2008 through the resolution of the audit committee meeting. The appointment of audit committee members must be approved at the general shareholders’ meeting scheduled on March 19, 2008.

• Profile of Nominated Directors

1. Sang Hoon Shin
Date of Birth: July 1, 1948
Current Position: President & CEO, Shinhan Bank
Education:
BA in Business Administration, Sungkyunkwan University , Seoul, Korea
MBA, Yonsei University
Main Work Experience:
1998 – Director, Shinhan Bank
2001 – Senior Executive Vice President, Shinhan Financial Group
2003 – President & CEO, Shinhan Bank

2. Sung Bin Chun
Date of Birth: January 21, 1953
Current Position:
Professor of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkley University, USA
Main Work Experience:
1999 — Director, Vice President of Korean Accounting Association
2003 – Director, Business Administration Research Center, Sogang University
2004 – Director, Financial Supervisory Commission

3. Pyung Joo Kim
Date of Birth: February 6, 1939
Current Position:
Honorary professor, Sogang University
Professor, KDI School of Public Policy and Management
CEO, Korean Investor Education Foundation
Education: Ph.D in Economics, Princeton University, USA
Main Work Experience:
1983 – Dean, College of Commerce, Sogang University
1990 – Dean, Graduate School of Economics and Policies, Sogang University
1999 – Dean, Graduate School of International Studies, Sogang University

4. Young Woo Kim
Date of Birth: May 1, 1952
Current Position:
CEO of Hanil Electronic
CEO of New Hanil Electronic
Education: BA in Political Economy, Waseda University
Main Work Experience:
1990 – CEO, Hanbaek Precision Co.
2007 – CEO of Hanil Electronic, CEO of New Hanil Electronic

5. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 – Chairman, ABIC Group (current)
2001 – Director, Asuka Credit Cooperative (current)
2005 – Advisor, Korea Chamber of Commerce & Industry in Japan (current)

6. Young Hoon Choi
Date of Birth: November 8, 1928
Current Position: Chairman, EISHIN Group
Education: LLB in Law, Ritsumeikan University, Japan
Main Work Experience:
1953 — CEO, New Metro, Japan
1982 – Non Executive Director, Shinhan Bank

7. Si Jong Kim
Date of Birth: April 16, 1937
Current Position:
Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)
Education: Sigaken Yas High School
Main Work Experience:
1982 – Director, Yokohama Shogin
1987 – Director, Korea Chamber of Office in Kanagawa, Japan
1991 – Vice president, Korean Residents’ Union in Japan

8. Shee Yul Ryoo
Date of Birth: September 5, 1938
Current Position: Advisor, Shin & Kim Law Firm
Education: LLB, Seoul National University
Main Work Experience:
1997 – President, Korea First Bank
1999 – Chairman, Korea Federation of Banks
2001 – Steering Committee Member, Korea Center for International Finance (current)

9. Byung Hun Park
Date of Birth: September 10, 1928
Current Position: Chairman, Daeseong Eltec Ltd (current)
Education: BA in Economics at Meiji University, Japan (1953)
Main Work Experience
1989 — Chairman, Daeseong Electronics Ltd (current)
1990 — Standing Advisor, HQ of Korean Residents’ Union in Japan (current)
1990 — Honorary Chairman, Overseas Korean Representatives (current)

10. Yong Woong Yang
Date of Birth: August 4, 1948
Current Position: Chairman, Investment Associations for Koreans in Japan
Education: BA, Chosen University, Japan
Main Work Experience:
1990 — CEO, Doen in Japan (current)
2006 – Non-executive Director, Shinhan Financial Group

11. Philippe Reynieix
Date of Birth: June 24, 1949
Current Position: CEO & GM for Korea, BNP Paribas, Seoul
Education: Master of Business Law (with award), Paris II University
Main Work Experience:
1994 — Regional Head of Corporate Banking for S.E. and India, Paribas, Singapore
1999 — Country Manager, Paribas Singapore
2000 — Chief Operating Officer BNP Paribas, Singapore
2002 — CEO & GM for Korea BNP Paribas, Seoul (current)

12. Young Sup Huh (New Candidate)
Date of Birth: October 9, 1941
Current Position: Chairman & CEO for Green Cross Corporation
Education
BA in Engineering, Seoul National University, Seoul, Korea
Dipl.-Ing. in Engineering Aachen University, Germany
Main Work Experience:
2001 — Vice Chairman, The Federation of Korean Industries(FKI)
2003 — Chairman, Korea Industrial Technology Association
2007 — Chairman, Korean-German Chamber of Commerce and Industry (KGCCI)

13. Bong Youn Cho (New Candidate)
Date of Birth: March 9, 1948
Current Position: President for Pan Asia Capital Limited.
Education: BA in Statistics, Korea University, Seoul, Korea
Main Work Experience:
1996 — President, Oriens Capital Limited
1997 — Chairman, Pan Asia Capital Manager Limited, Hong Kong (current)
2001 — President, Pan Asia Capital Limited (current)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By
—

Name: Buhmsoo Choi
Title:	Chief Financial Officer

Date: February 15, 2008